Hafelein White, LLC
22 West Washington St.
Suite 1500
Chicago, IL 60602

February 17, 2012


VIA FACSIMILE
Daniel F. Duchovny
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

	Re: 	Microwave Filter Company Inc.
		Preliminary Proxy Materials filed by Furlong Fund
		Filed February 15, 2012
		File No. 000-10976
		Response to SEC Comment Letter sent February 17, 2012

Dear Mr. Duchovny,

	As the legal representative of Furlong Fund and its affiliates, I make the following representations on behalf of all the participants in the above referenced solicitation, such participants being Furlong Fund, Furlong Financial LLC, Daniel Rudewicz, and Ryan Morris ("our" or "we").

	Please note that this correspondence is in response to your letter dated February 17, 2012 in which you requested clarification on various disclosures made in our preliminary proxy materials, filed with the Commission on February 15, 2012. Find below our responses to your inquiries concerning our disclosure. In the effort to consolidate our responses, we have not repeated your initial inquiries in this correspondence. For your initial inquiries please see your letter dated February 17, 2012.


Reasons for Proposal No. 1

1.	The disclosure that the use of a staggered board and
supermajority voting provisions is in "direct contrast to the best practices of corporate governance" (emphasis added) and all supporting arguments for such disclosure have been deleted.

      If you have any further questions or concerns, do not hesitate to contact me at (312) 854-8064. You may also contact me via email at cwhite@hafeleinwhite.com.

      							Sincerely


								/s/ Cory White
								Managing Member
								Hafelein White, LLC
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